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                                                                   EXHIBIT 4.1




SAFEWAY STOCK PURCHASE PLAN


By investing in Safeway stock, you can share in the success you help create. The value of Safeway shares has increased substantially since the company's initial public stock offering in 1990. While there is no guarantee that our share price will continue to rise, stocks of well managed companies have typically outperformed many other common investment vehicles over time and can be an important part of an overall investment strategy.

Like other Safeway stockholders, you will receive periodic financial reports and have the opportunity to vote on important matters concerning the company. In addition, as a Safeway employee, you will enjoy both the convenience of purchasing your shares through payroll deduction and the savings of accumulating them without paying brokerage commissions or fees.


Eligibility Requirements

To participate in the plan, you must be a Safeway employee, either full-time or part-time, and have reached the "age of majority" in your state or province. The age of majority is usually 18 or 21; your human resources office can tell you which age applies in your area if you aren't sure.

Before electing to participate, eligible employees should consider the following important questions:
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. Is Safeway stock a wise investment for me?  Is it a sensible part of an overall investment strategy?

. How much can I afford to invest in Safeway each pay period? Will I need that money in the short run for bills, tuition, a new car or other living expenses?

. Can I afford the risk associated with investing in stock?


HOW THE PLAN WORKS

To enroll in the Safeway Stock Purchase Plan, first decide how much money you want to set aside each pay period. Your deduction amount must be in whole dollars and not less than $5.00 per period 1. Next, fill out an enrollment form and give it to your facility manager or human resources office. Merrill Lynch, the plan administrator, will then set up an account in your name.

The amount you designate will automatically be deducted from each paycheck and used to accumulate whole or partial shares. The price of the stock will be the average market price of all shares bought for all employees in the plan for that period.

Your stock will be held in your own account, and you'll receive quarterly statements showing your total number of shares and their value. You may hold your stock as a long-term investment or sell some or all of it at any time.




1 From time to time, the company may offer certain investment incentives for employees to enroll in the plan, such as lower minimum deduction amounts, stock awards to participants satisfying certain criteria and other incentives.


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ADVANTAGES OF THE PLAN

There are many advantages of participating in the Safeway Stock Purchase Plan:

. CONVENIENCE

  Payroll deduction is an easy way to build a long-term investment. Once you enroll in the plan, stock is automatically purchased for you each pay period.


. FLEXIBILITY

  You select the amount you want to invest. There's no need to buy a specific number of shares, nor do you have to buy whole shares.


. BALANCE

  By regularly investing a set amount over time, you'll buy more shares of stock when the price is low and fewer shares when the price is high. This is called dollar cost averaging -- a systematic way to help balance the ups and downs of the stock market.


. SAVINGS

  100% of your money goes to work for you, because you pay no commissions or fees. Safeway pays them for you.


. ACCESSIBILITY

  You'll always have easy access to your account. You may sell all or part of your shares quickly and conveniently simply by calling this special toll-free number: 1-800-621-3777.
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HOW MUCH WILL THE STOCK COST?

Stock prices fluctuate each trading day based on the law of supply and demand. Your account will be credited with stock at the average market price of all Safeway shares bought for all employees in the plan for that period. Purchases may be made over a period of days so as not to adversely affect the price of the stock.



WHAT ABOUT DIVIDENDS?

Currently, Safeway pays no cash dividends on shares of common stock, because the company believes it can create greater value for shareholders by reinvesting earnings into the business. If dividends are declared at some future date, unless you request otherwise, they will automatically be reinvested to buy additional shares at no cost to you.



HOW DO I CHANGE THE AMOUNT OF MY PAYROLL DEDUCTION?

You can notify your human resources office in writing to increase or decrease your payroll deduction or discontinue payroll deductions entirely. Any changes you request will take effect as soon as possible after your written request is received by Safeway.


If you notify Safeway to discontinue payroll deductions, if you leave Safeway, or if the plan is discontinued by the company, your account with Merrill Lynch will remain open unless you choose to close it. You can continue to buy and sell securities through this account, but you will have to pay all commissions and fees.



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CAN I BUY ADDITIONAL SHARES OF SAFEWAY STOCK THROUGH THE PLAN?

As a participant in the plan, your brokerage account with Merrill Lynch permits you to buy shares of Safeway stock in addition to those purchased with payroll deductions. If you wish to buy additional shares, simply send your check along with written instructions directly to Merrill Lynch. Because you are a plan participant, commissions and fees for such purchases will be discounted from the regular Merrill Lynch rates.



WHAT RECORDS OF MY TRANSACTIONS WILL I RECEIVE?

Every quarter, you will receive a summary statement. It will indicate the current value of your investments as of the last day of the quarter. In addition, it will detail all activity in your account for the previous three months, listing the total number of whole and fractional shares you've accumulated as well as the number of shares and the price of each purchase or sale. For your added convenience, your statement for the fourth quarter will also include a special year-end summary.


In addition, you will receive a separate tax reporting statement each January
with information to be used when preparing your income tax return.   All
statements mailed to you by Merrill Lynch should be kept in a safe place.



CAN I GET IMMEDIATE INFORMATION ABOUT MY ACCOUNT?

With a touch-tone phone, account information is available 24 hours a day, seven days a week by calling a special toll-free number, 1-800-621-3777. Enter your
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nine-digit account number and five-digit Personal Identification Number (PIN)
to gain access to your account. (When you join the plan, Merrill Lynch will assign and mail to you a confidential PIN.)


When you call the toll-free number, you can conveniently check your account balance, receive Safeway stock quotes, execute sale orders via an automated system (for which you will receive separate instructions), or change your PIN. You can perform any of these functions whenever you like, day or night.



HOW DO I GET STARTED?

Just complete the payroll deduction Stock Purchase Plan enrollment form and return it to your facility manager or human resources office. Be sure to follow the instructions, fill out all sections, and sign your name in each of the places indicated.